UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 8)*


                                NTL INCORPORATED
                    (formerly known as Telewest Global, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    62941W101
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                                 (CUSIP Number)

                                Edward T. Dartley
                     W.R. Huff Asset Management Co., L.L.C.
                                  67 Park Place
                          Morristown, New Jersey  07960
                                 (973) 984-1233
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 3, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        62941W101
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1.  Names  of  Reporting Persons.  I.R.S. Identification Nos. of  above  persons
   (entities only):
                        William R. Huff
--------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                  Not
         (b)               Applicable
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3.  SEC Use Only
--------------------------------------------------------------------------------
4.  Source of Funds (See Instructions):  Not Applicable
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
                      Not Applicable
--------------------------------------------------------------------------------
6.  Citizenship or Place of Organization:   United States
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    Number of                      7. Sole Voting Power:                *
                                     -------------------------------------------
    Shares Beneficially            8. Shared Voting Power:              *
                                     -------------------------------------------
    Owned by
    Each Reporting                 9. Sole Dispositive Power:           *
                                      ------------------------------------------
    Person With                    10. Shared Dispositive Power:        *
                                      ------------------------------------------
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person:  25,126,368*
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions):          Not Applicable
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11):   8.8%*
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions):   IA, IN
--------------------------------------------------------------------------------
* W.R. Huff Asset Management Co., L.L.C., a Delaware limited liability company ("Huff Asset Management"), and certain other limited partnerships and limited liability companies affiliated with Huff Asset Management (together with Huff Asset Management, the "Huff Entities"), for their clients and/or on behalf of certain separately managed accounts (collectively, the "Accounts"), have been issued and/or have acquired, in the aggregate, approximately 24,938,868 shares of common stock, par value $0.01 per share (the "Shares"), of NTL Incorporated, formerly known as Telewest Global, Inc., a Delaware corporation (the "Company"). Mr. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff. Additionally, Mr. Huff individually holds options of the Company which are exercisable for a total of 187,500 Shares of the Company. Thus, as of March 3, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Huff is deemed to beneficially own 25,126,368 Shares, or approximately 8.8% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts. See Item 5 for further information.

Item 1.   Security and Issuer.
          -------------------

          Item 1 is hereby amended and restated in its entirety as follows:

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of NTL Incorporated formerly known as Telewest Global, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 909 Third Avenue, Suite 2863, New York, New York 10022.


Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended and restated in its entirety as follows:

          On March 3, 2006, the Company completed a merger with NTL Incorporated ("Old NTL"), and continued business under the NTL Incorporated name. Pursuant to the merger, the Company reclassified and partially redeemed its common stock. Also pursuant to the merger, holders of common stock of Old NTL, including the Huff Entities, received Shares in the combined Company.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information in the Company's Form 8-K, as filed by the Company with the Securities and Exchange Commission on March 6, 2006, there were approximately 285,000,000 Shares issued and outstanding as of March 3, 2006. As of March 3, 2006, the Huff Entities, for their clients and/or on behalf of the Accounts, have been issued and/or have acquired, in the aggregate, approximately 24,938,868 Shares. Mr. William R. Huff possesses sole power to vote and direct the disposition of all securities of the Company held by or on behalf of the Huff Entities and/or the Accounts, subject to the internal screening and other securities law compliance procedures of the Huff Entities described below. Additionally, Mr. Huff individually holds options of the Company which are exercisable for a total of 187,500 Shares of the Company. Thus, as of March 3, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Huff is deemed to beneficially own 25,126,368 Shares, or approximately 8.8% of the Shares deemed issued and outstanding as of that date. Mr. Huff's interest in the Shares is limited to his pecuniary interest, if any, in the Huff Entities and/or the Accounts.

          The Huff Entities have in place appropriate internal screening procedures and other securities law compliance policies that from time to time require Mr. Huff to delegate to one or more employees of the Huff Entities transaction and/or securities disposition authority with respect to certain entities, including the Company. All such employees serve under the ultimate direction, control and authority of Mr. Huff.

          On March 3, 2006, the Company completed a merger with Old NTL, and continued business under the NTL Incorporated name. Pursuant to the merger, the Company reclassified and partially redeemed its common stock. Also pursuant to the merger, holders of common stock of Old NTL, including the Huff Entities, received Shares in the combined Company.

          In addition to the above-referenced transaction, the following table details the transactions in the common stock, par value $0.01 per share of the Company prior to the merger referenced above ("Old Shares"), or securities convertible into, exercisable for or exchangeable for Old Shares, by Mr. Huff or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, since the filing of the Schedule 13D Amendment No. 7 as of January 26, 2006 (each of which were effected in an ordinary brokerage transaction):




                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                         Quantity                   Price
      ----                         --------                   -----

   1/27/2006                        78,000                   23.35808
   1/30/2006                        62,269                   23.32338
   2/1/2006                         30,500                   23.42568
   2/1/2006                         10,000                   23.50008
   2/2/2006                         20,000                   23.52448
   2/3/2006                         25,000                   23.49998
   2/6/2006                         20,000                   23.48698
   2/7/2006                         14,000                   23.45418
   2/8/2006                          1,000                   23.45927
   2/8/2006                          5,700                   23.45928
   2/8/2006                            400                   23.4592
   2/9/2006                         25,000                   23.42608
   2/10/2006                        18,500                   23.40918
   2/13/2006                         3,500                   23.44928
   2/13/2006                        30,000                   23.48568
   2/14/2006                        18,500                   23.48918
   2/15/2006                         3,000                   23.52927
   2/16/2006                         7,500                   23.50268
   2/17/2006                       300,000                   23.45928
   2/22/2006                        21,250                   23.54448
   2/23/2006                        21,812                   23.51928
   2/24/2006                         5,000                   23.40928


          In addition to the transactions detailed in the above table, on or since the filing of the Schedule 13D Amendment No. 7 dated as of January 26, 2006, Mr. Huff ceased to possess sole power to vote and direct the disposition of an aggregate of 345,688 Old Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          None.


Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          None.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 8, 2006


                                        /s/ Bryan E. Bloom
                                        ----------------------------------------
                                        Bryan E. Bloom as  attorney-in-fact  for
                                        William R. Huff, on  behalf of W.R. Huff
                                        Asset  Management Co.,  L.L.C.,  certain
                                        limited   partnerships    and    limited
                                        liability  companies   affiliated   with
                                        W.R. Huff  Asset Management  Co., L.L.C.
                                        and certain separately managed accounts.



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).